SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2022

(Report No. 4)

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):—

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):—

CONTENTS

On May 31, 2022, Eco Wave Power Global AB (publ) (the “Company”) issued a press release titled “Eco Wave Power Reports First Quarter 2022 Financial Results” announcing the publication of the Interim Report of Eco Wave Power Global AB (publ) as of and for the three months period ended March 31, 2022 in accordance with Swedish law (the “Interim Report”). A copy of this press release, a copy of the Interim Report prepared in Swedish Kronor (SEK), and a copy of the Interim Report prepared in U.S. dollars (USD) are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

Exhibit No.
99.1	Press release dated May 31, 2022, titled “Eco Wave Power Reports First Quarter 2022 Financial Results.”
99.2	Interim Report of Eco Wave Power Global AB (publ) for the three months period ended March 31, 2022, in SEK.
99.3	Interim Report of Eco Wave Power Global AB (publ) for the three months period ended March 31, 2022, in USD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ INNA BRAVERMAN
Inna Braverman
Chief Executive Officer

Date: May 31, 2022

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